82-4578

centrica

taking [redacted]

RECEIVED

2004 APR 30 A 8:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024695

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	26 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED

MAY 04 2004

THOMSON FINANCIAL

dlw 5/4

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

26 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica agrees completion terms to acquire 1m customers in Alberta

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

final draft (a)

26 April 2004

Centrica agrees completion terms to acquire 1m customers in Alberta

Centrica today announced that it has reached agreement to complete the acquisition of the retail gas and electricity business of ATCO Group in Alberta, Canada, on 4 May 2004.

The transaction, originally announced on 10 December 2002, will now be for an amended consideration of C$90 million (£37.5 million) in cash, equivalent to approximately $90 (£37.50) per customer. Half is payable on completion and the remainder 12 months later.

This is less than the original consideration of C$128.5 million due to the impact of subsequent legislative and regulatory changes.

On completion of this transaction Centrica will acquire approximately one million customers in Alberta, representing 80 per cent of the province's gas consumers and 14 per cent of electricity consumers.

This transaction means that Centrica now has over 5.1 million customer relationships in North America, where it is already the largest supplier of unregulated energy and related services to homes and small businesses. It complements Centrica's other operations in North America and delivers another strong geographical hub through which the company can grow its business.

Centrica expects this transaction to reduce North American percentage operating margins in the short term as all customers will initially be on a regulated tariff allowing only pass through of costs. Value will be created through customers switching to deregulated tariffs and through cross selling of energy and related products and services.

Enquiries:
Centrica Investor Relations 01753 494900
Centrica Media Relations 01753 494085